EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED OP UNIT DISTRIBUTIONS

(in millions, except ratio amounts)

	Year-to-date ended
	June 17, 2005	June 18, 2004
Income (loss) from continuing operations before income taxes	$128	$(35)
Add (deduct):
Fixed charges	267	292
Capitalized interest	(2)	(2)
Amortization of capitalized interest	3	3
Minority interest in consolidated affiliates	6	3
Net losses related to certain 50% or less owned affiliates	1	8
Distributions from equity investments	1	1
Distributions on preferred OP units	(16)	(20)
Issuance costs of redeemed Class B preferred OP units	(4)	—

Adjusted earnings	$384	$250

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$224	$249
Capitalized interest	2	2
Distributions on preferred OP units	16	20
Portion of rents representative of the interest factor	21	21
Issuance costs of redeemed Class B preferred OP units	4	—

Total fixed charges and preferred OP unit distributions	$267	$292

Ratio of earning to fixed charges and preferred OP unit distributions	1.4	—
Deficiency of earnings to fixed charges and preferred OP unit distributions	$—	$(42)